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Gerald T. Nowak To Call Writer Directly: 312 861–2075 gnowak@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 312 861–2000 www.kirkland.com	Facsimile: 312 861–2200 Dir. Fax: 312 861–2200

March 11, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:	Mellissa Campbell Duru

H. Roger Schwall

Re:	Terra Industries Inc.
Response to Staff Comments Regarding Schedule 14A
(File No. 0-08520), filed February 22, 2005

Dear Ms. Duru:

On behalf of Terra Industries Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated March 10, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission to Mark A. Kalafut, the Company’s Vice President, General Counsel and Corporate Secretary, enclosed is the Company’s revised Schedule 14A. The revisions reflect changes made in response to the Comment Letter as well as other changes.

The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Schedule 14A

Proposal 1:	Election of Directors, page 2
Nominees for Election as Class I Director, page 3

1.	Consistent with the requirements of Item 401(e) of Regulation S-K, please provide a complete biographical sketch, inclusive of information regarding business background during the past five years, for Mr. Janson. See Item 7 of Schedule 14A.

The Company has revised its disclosure on page 3 in response to the Staff’s comment.

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KIRKLAND & ELLIS LLP

Securities and Exchange Commission

March 11, 2005

Proposal 3:	Authorize Issuance of Common Shares Related to MCC Acquisition, page 21
Effects of Approval, page 22

2.	Based upon the opening sentence of each of the first two paragraphs of this section, it appears that you are asking shareholders to approve two separate issuances of common shares. If that is the case, please note that Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” If you intend to allow shareholders to vote separately to approve the issuance of shares for the redemption of the preferred shares and for the exercise of the warrants, consistent with the requirements of Rule 14a-4(a)(3), please ensure that you revise the form of proxy and proxy card by unbundling the proposal related to the issuance of common shares so that shareholders may separately approve the issuance of common shares to either redeem the Series B Preferred shares or the issuance of common shares upon exercise of the warrants. See Rule 14a-5(a). See Division of Corporation Finance, Manual Of Telephone Interpretations, Fifth Supplement.

The Company has revised its disclosure on the second page after the face page as well as pages 3, 21-23 and the proxy card in response to the Staff’s comment.

*        *        *        *

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (312) 861-2075.

Sincerely,

/s/ Gerald T. Nowak

cc:	Carter W. Emerson, P.C.
Mark A. Kalafut